Exhibit 99.2

Fresenius Medical Care AG

COMPLETE OVERVIEW OF THE FIRST QUARTER 2026

May 05, 2026

Investor Relations

phone: +49 6172 609 2525

email: ir@freseniusmedicalcare.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development by segment	page 6
Key metrics	page 7
Reconciliation results excl. special items	page 8
Outlook 2026	page 9

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions.

Copyright by Fresenius Medical Care AG

Statement of earnings

	Three months ended March 31,
in € million, except share data, unaudited	2026	2025	Change	Change at cc
Total revenue	4,612	4,881	-5.5%	3.1%

Costs of revenue	3,433	3,697	-7.2%	1.6%
Selling, general and administrative expense	749	751	-0.2%	7.8%
Research and development expense	38	43	-11.9%	-7.6%
Income from equity method investees	(41)	(48)	-13.6%	-13.6%
Other operating income	(158)	(141)	12.1%	14.7%
Other operating expense	305	248	23.5%	31.8%
Operating income	286	331	-13.6%	-9.2%
Operating income excl. special items [1]	467	457	2.2%	9.8%

Interest income	(15)	(15)	-2.4%	1.5%
Interest expense	94	96	-2.5%	5.2%
Interest expense, net	79	81	-2.6%	5.9%
Income before income taxes	207	250	-17.2%	-14.1%
Income tax expense	43	61	-30.0%	-28.8%
Net income	164	189	-13.1%	-9.3%
Net income attributable to noncontrolling interests	46	38	23.0%	36.7%
Net income attributable to shareholders of FME AG	118	151	-22.3%	-21.0%
Net income attributable to shareholders of FME AG excl. special items [1]	251	246	1.7%	8.5%

Weighted average number of shares	275,246,345	293,413,449

Basic earnings per share	€0.43	€0.52	-17.2%	-15.8%
Basic earnings per ADS	€0.21	€0.26	-17.2%	-15.8%

Operating income	286	331	-13.6%	-9.2%
Depreciation, amortization and impairment loss	463	395	17.4%	27.9%
EBITDA	749	726	3.2%	10.9%

In percent of revenue
Operating income margin	6.2%	6.8%
Operating income margin excl. special items [1]	10.1%	9.4%
EBITDA margin	16.2%	14.9%
EBITDA margin excl. special items [1]	17.9%	17.3%

1 For a reconciliation of special items, please refer to the table on page 8.

Statement of earnings	page 2 of 9	May 5, 2026

Segment information

	Three months ended March 31,
unaudited	2026	2025	Change	Change at cc
Total
Revenue in € million	4,612	4,881	-5.5%	3.1%
Operating income in € million	286	331	-13.6%	-9.2%
Operating income in € million excl. special items [1]	467	457	2.2%	9.8%
Operating income margin	6.2%	6.8%
Operating income margin excl. special items [1]	10.1%	9.4%

Days sales outstanding (DSO) [2]	65	67
Employees (headcount)	108,165	112,035

Care Delivery segment
Revenue in € million	3,294	3,447	-4.4%	5.0%
Operating income in € million	271	320	-15.3%	-3.0%
Operating income in € million excl. special items [1]	398	356	11.6%	26.4%
Operating income margin	8.2%	9.3%
Operating income margin excl. special items [1]	12.1%	10.3%

Days sales outstanding (DSO) [2]	65	64

Value-Based Care segment
Revenue in € million	490	529	-7.4%	3.0%
Operating income in € million	(11)	3	n.a.	n.a.
Operating income in € million excl. special items [1]	9	4	113.5%	137.4%
Operating income margin	-2.3%	0.6%
Operating income margin excl. special items [1]	1.8%	0.8%

Days sales outstanding (DSO) [2]	32	36

Care Enablement segment
Revenue in € million	1,299	1,367	-5.0%	1.1%
Operating income in € million	87	94	-7.5%	-8.7%
Operating income in € million excl. special items [1]	113	114	-1.0%	0.1%
Operating income margin	6.7%	6.9%
Operating income margin excl. special items [1]	8.7%	8.3%

Days sales outstanding (DSO) [2]	83	91

Inter-segment eliminations [3]
Revenue in € million	(471)	(462)	1.9%	11.7%
Operating income in € million	(21)	(5)	303.5%	348.6%
Operating income in € million excl. special items [1]	(21)	(5)	303.5%	348.6%

Corporate
Operating income in € million	(40)	(81)	-50.8%	-26.4%
Operating income in € million excl. special items [1]	(32)	(12)	150.0%	297.5%

1 For a reconciliation of special items, please refer to the table on page 8.

2 Includes receivables related to assets held for sale.

3 Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. The Company also transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations.”

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FME AG include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency."

Segment information	page 3 of 9	May 5, 2026

Balance sheet

	March 31,	December 31,
in € million, except for net leverage ratio, unaudited	2026	2025
Assets
Cash and cash equivalents	1,239	1,599
Trade accounts and other receivables from unrelated parties	3,582	3,142
Inventories	2,303	2,141
Other current assets	984	1,016
Goodwill and intangible assets	15,103	14,826
Right-of-use assets	2,935	3,014
Other non-current assets	5,322	5,264
Total assets	31,468	31,002

Liabilities and equity
Accounts payable to unrelated parties	771	738
Other current liabilities	5,959	5,507
Non-current liabilities	10,533	10,474
Total equity	14,205	14,283
Total liabilities and equity	31,468	31,002

Equity/assets ratio	45%	46%

Debt and lease liabilities
Short-term debt	1,796	1,613
Long-term debt, less current portion	5,741	5,692
Current portion of lease liabilities	593	584
Lease liabilities, less current portion	2,899	2,906
Total debt and lease liabilities	11,029	10,795
Minus: Cash and cash equivalents	(1,239)	(1,599)
Total net debt and lease liabilities	9,790	9,196

Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measure
Net income	1,166	1,191
Income tax expense	303	321
Interest income	(69)	(70)
Interest expense	382	385
Depreciation and amortization	1,435	1,463
Adjustments [1]	495	447
Annualized adjusted EBITDA	3,712	3,737

Net leverage ratio	2.6	2.5

1 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2026: -€2 M; 2025: €1 M), non-cash charges, primarily related to pension expense (2026: €45 M; 2025: €47 M), impairment loss (2026: €134M; 2025: €37 M), and special items, including costs related to the FME25+ Program (2026: €218 M; 2025: €185 M), Legacy Portfolio Optimization (2026: €78 M; 2025: €83 M), Legal Form Conversion Costs (2026: €3 M; 2025: €4 M), and Humacyte Remeasurements (2026: €19 M; 2025: €90 M).

Balance sheet	page 4 of 9	May 5, 2026

Cash flow statement

	Three months ended March 31,
in € million, unaudited	2026	2025
Operating activities
Net income	164	189
Depreciation, amortization and impairment loss	463	395
Change in trade accounts and other receivables from unrelated parties	(386)	(307)
Change in inventories	(147)	(71)
Change in other working capital and non-cash items	133	(43)
Net cash provided by (used in) operating activities	227	163
In percent of revenue	4.9%	3.3%

Investing activities
Purchases of property, plant and equipment and capitalized development costs	(190)	(146)
Proceeds from sale of property, plant and equipment	3	4
Capital expenditures, net	(187)	(142)

Free cash flow	40	21
In percent of revenue	0.9%	0.4%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(5)	(6)
Investments in debt securities	0	(12)
Proceeds from divestitures, net of cash disposed	2	19
Proceeds from sale of debt securities	21	33
Free cash flow after investing activities	58	55

Cash flow	page 5 of 9	May 5, 2026

Revenue development by segment

in € million, unaudited	2026	2025	Change	Change at cc	Organic growth	Same market treatment growth [1]
Three months ended March 31,
Total revenue	4,612	4,881	-5.5%	3.1%	3.9%

Care Delivery segment	3,294	3,447	-4.4%	5.0%	6.1%	0.1%
Thereof: U.S.	2,765	2,892	-4.4%	6.4%	6.7%	-0.4%
Thereof: International	529	555	-5.0%	-2.1%	3.3%	1.3%

Value-Based Care segment	490	529	-7.4%	3.0%	3.0%

Care Enablement segment	1,299	1,367	-5.0%	1.1%	1.1%

Inter-segment eliminations	(471)	(462)	1.9%	11.7%
Thereof: Care Delivery segment	(121)	(119)	1.5%	12.9%
Thereof: Care Enablement segment	(350)	(343)	2.1%	11.3%

1 Same market treatment growth = organic growth less price effects

Revenue development by segment	page 6 of 9	May 5, 2026

Key metrics

	Three months ended March 31,
unaudited	2026	2025	Change	2026	2025	Change	2026	2025	Change
	Clinics			Patients			Treatments
Care Delivery segment	3,539	3,674	-4%	289,923	299,358	-3%	10,672,063	11,007,408	-3%
Thereof: U.S.	2,562	2,623	-2%	203,930	205,662	-1%	7,505,920	7,548,182	-1%
Thereof: International	977	1,051	-7%	85,993	93,696	-8%	3,166,143	3,459,226	-8%

	Three months ended March 31,
unaudited	2026	2025	Change	2026	2025	Change
	Member Months			Membership
Value-Based Care segment
Total U.S.	460,809	438,187	5%	156,541	148,415	5%

Key metrics	page 7 of 9	May 5, 2026

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook

		Special items								Special items
in € million, except share data, unaudited	Results 2026	FME25+ Program	Legacy Portfolio Optimiza- tion[1]	Humacyte Remeasure- ments	Sum of special items	Results 2026 excl. special items	Currency translation effects	Results 2026 excl. special items at cc	Results 2025	FME25+ Program	Legacy Portfolio Optimiza- tion[1]	Legal Form Conversion Costs	Humacyte Remeasure- ments	Sum of special items	Results 2025 excl. special items	Change excl. special items	Change excl. special items at cc
Three months ended March 31,
Total revenue	4,612	—	—	—	—	4,612	419	5,031	4,881	—	—	—	—	—	4,881	-5.5%	3.1%
Care Delivery segment	3,294	—	—	—	—	3,294	325	3,619	3,447	—	—	—	—	—	3,447	-4.4%	5.0%
Thereof: U.S.	2,765	—	—	—	—	2,765	310	3,075	2,892	—	—	—	—	—	2,892	-4.4%	6.4%
Thereof: International	529	—	—	—	—	529	15	544	555	—	—	—	—	—	555	-5.0%	-2.1%
Value-Based Care segment	490	—	—	—	—	490	55	545	529	—	—	—	—	—	529	-7.4%	3.0%
Care Enablement segment	1,299	—	—	—	—	1,299	83	1,382	1,367	—	—	—	—	—	1,367	-5.0%	1.1%
Inter-segment eliminations	(471)	—	—	—	—	(471)	(44)	(515)	(462)	—	—	—	—	—	(462)	1.9%	11.7%

EBITDA	749	60	12	3	75	824	64	888	726	28	17	0	74	119	845	-2.5%	5.1%

Total operating income	286	166	12	3	181	467	34	501	331	28	24	0	74	126	457	2.2%	9.8%
Care Delivery segment	271	118	9	—	127	398	52	450	320	14	22	—	—	36	356	11.6%	26.4%
Value-Based Care segment	(11)	20	—	—	20	9	1	10	3	1	—	—	—	1	4	113.5%	137.4%
Care Enablement segment	87	28	1	(3)	26	113	1	114	94	11	2	—	7	20	114	-1.0%	0.1%
Inter-segment eliminations	(21)	—	—	—	—	(21)	(3)	(24)	(5)	—	—	—	—	—	(5)	303.5%	348.6%
Corporate	(40)	0	2	6	8	(32)	(17)	(49)	(81)	2	—	0	67	69	(12)	150.0%	297.5%

Interest expense, net	79	—	—	—	—	79	6	85	81	—	—	—	—	—	81	-2.6%	5.9%

Income tax expense	43	42	5	1	48	91	5	96	61	8	4	0	19	31	92	-0.9%	5.4%

Net income attributable to noncontrolling interests	46	—	—	—	—	46	7	53	38	—	—	—	—	—	38	23.0%	36.7%

Net income[2]	118	124	7	2	133	251	16	267	151	20	20	0	55	95	246	1.7%	8.5%

Basic earnings per share	€0.43	€0.45	€0.02	€0.01	€0.48	€0.91	€0.06	€0.97	€0.52	€0.07	€0.07	€0.00	€0.18	€0.32	€0.84	8.5%	15.7%

1 2026: mainly related to costs associated with the 2025 divestiture of select assets of the Company’s wholly owned Spectra Laboratories; 2025: mainly comprises severance payments and the impairment of goodwill resulting from the measurement of assets held for sale.

2 Attributable to shareholders of FME AG.

Reconciliation results excl. special items	page 8 of 9	May 5, 2026

Outlook 2026

	Outlook 2026 (at Constant Currency)	Results 2025
Revenue growth[1]	Broadly flat	€19,628 M
Operating income growth[1]	Between positive and negative mid-single digit percent	€2,212 M

1 Outlook 2026 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2025 and excludes special items. Special items include the costs related to the FME25+ Program, the impacts from Legacy Portfolio Optimization and the Humacyte Remeasurements and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of providing the outlook. The outlook assumes current laws, policies, regulations, and tariffs. The growth rates are based on the results 2025 excluding the costs related to the FME25+ Program (€194 M for operating income), the impacts from Legacy Portfolio Optimization (€97 M for operating income), the Legal Form Conversion Costs (€4 M for operating income) and the Humacyte Remeasurements (€90 M for operating income).

Outlook 2026	page 9 of 9	May 5, 2026